UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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annual reports under cover of Form 20-F or Form 40-F

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information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: Press release presenting France Telecom first quarter 2009 financial information.

press release

Paris, 29 April 2009

First quarter 2009 financial information

revenues grow 0.4% on a comparable basis despite deteriorating economic conditions customer base grows 6.3% year-on-year

cash flow increases on favourable cost performance

guidance of 8 billion euros in organic cash flow for 2009 confirmed

•

total number of customers up 6.3% year-on-year to 183.5 million at 31 March 2009, driven by:

•

mobile services: 122.9 million customers at 31 March 2009, a 9.5% increase year-on-year. The number of contract customers continued to grow rapidly, up 9.0% in one year. The number of 3G broadband customers was up nearly 80% in one year, with 20.6 million customers at 31 March 2009

•

ADSL broadband services: 13.2 million customers at 31 March 2009, an increase of 8.7%. Multiservice contracts continued to grow rapidly, particularly digital TV (ADSL and satellite), with 2.5 million customers at 31 March 2009, a year-on-year increase of 75%

•

first quarter 2009 revenues rose 0.4% on a comparable basis. As announced, growth in revenues was greater than average GDP growth in the Group's geographic footprint, estimated at -1.7% for the quarter

•

strong performance in France with revenues up 2.1%, in Africa and Middle East (+5%) and in Enterprise services (+0.4%)

•

United Kingdom trend unchanged from fourth quarter of 2008 (-0.6%); as anticipated, revenues dropped in Spain (-4.1%) and in Poland (-4.7%)

•

EBITDA was down 4.4% on a comparable basis, at 4.3 billion euros. The EBITDA margin dropped 1.7 points from the first quarter of 2008 mainly due to increasing content purchases following the launch of Orange TV channels in France in the second half of 2008

•

Capex was 1.23 billion euros : the Capex-to-revenue ratio was down slightly on a comparable basis, at 9.7%, versus 10.4% in the first quarter of 2008

•

EDITDA-Capex was 3.07 billion euros, up 1.1% on a comparable basis

•

organic cash flow target for 2009 remains 8 billion euros, the same level as in 2008, with action plans initiated to further adapt the Group’s offers and cost structure to changes in the economic environment key figures for the first quarter of 2009

in millions of euros (unaudited figures)	1st quarter 2009	1st quarter 2008 historical basis	1st quarter 2008 comparable basis	Change (in %) historical basis	Change (in %) comparable basis

Revenues	12 685	13 027	12 639	-2.6	0.4
of which:
France	5 912	5 801	5 789	1.9	2.1
United Kingdom	1 253	1 512	1 261	-17.1	-0.6
Spain	954	994	994	-4.1	-4.1
Poland	960	1 267	1 008	-24.2	-4.7
Rest of World	2 028	1 930	2 037	5.1	-0.4
Enterprise Communication Services	1 926	1 904	1 919	1.2	0.4
International Carrier Services and Shared Services	337	302	300	11.7	12.3
Eliminations	-686	-682	-669	-	-
EBITDA	4 300	4 629	4 498	-7.1	-4.4
as % of revenues	33.9%	35.5%	35.6%	-1.6 pt	-1.7 pt
Capex	1 230	1 492	1 461	-17.6	-15.8
as % of revenues	9.7%	11.5%	11.6%	-1.8 pt	-1.9 pt
EBITDA – Capex	3 070	3 137	3 037	-2.2	1.1

Commenting on the results for the first quarter of 2009, Didier Lombard, France Telecom Chairman and Chief Executive Officer, stated:

“In an economic environment that continues to weaken, especially outside of France, the Group has been able expand its customer base in the first quarter of the year to more than 183 million customers, with the number of mobile customers increasing more than 9% to almost 123 million and broadband services rising nearly 9% to 13 million ADSL-equipped households. Revenue was up 0.4%, two points above average GDP growth in the countries in which we operate. Our performance in France, Africa and the Middle East as well as in Enterprise services is particularly noteworthy.

EBITDA came to 4.3 billion euros, reflecting the full impact of content purchases linked to the development of Orange TV channels in France, which continue to grow with 363,000 subscribers at the end of the period.

The Group is able to confirm its guidance of 8 billion euros in organic cash flow for 2009, despite the pressures on consumer and business behaviour resulting from the overall economic conditions.

Indeed, the Group is pursuing numerous action plans launched as part of the Orange 2012 programme and has mobilised all employees in the areas of sales & marketing and cost reduction. It is monitoring capital expenditures for possible adjustments in line with business performance on a country-by-country basis.”

comments on key Group figures

revenues

Revenues for the France Telecom group in the first quarter were 12.685 billion euros, growing 0.4% on a comparable basis. In a deteriorating economic environment, revenue growth outpaced GDP growth in France Telecom’s markets. GDP was down sharply in the last few months, at -1.7% in the first quarter of 2009 compared with growth of +0.2% in the fourth quarter of 2008 and +1.3% in the third quarter of 2008.

On an historical basis, revenues were down 2.6% year-on-year. The decline versus the 0.7% gain seen in the fourth quarter of 2008 mainly reflects the deterioration in exchange rates (in particular the Polish zloty), for a total impact of -409 million euros in the first quarter of 2009, compared with -218 million euros in the fourth quarter of 2008. The impact of the change in the scope of consolidation was also less favourable, at +20 million euros in the first quarter of 2009 (linked mostly to the integration of Telkom Kenya, acquired on 21 December 2007), compared with +113 million euros in the fourth quarter of 2008.

Revenues rose 0.6% in mature European markets1 in the first quarter of 2009 on a comparable basis. Operations were resilient in France (+2.1%), Belgium (+2.5%) and Enterprise Services (+0.4%), partially offset by the business slowdown in Poland (-4.7%) and Spain (-4.1%). The revenue trend in the United Kingdom (-0.6%) and in Switzerland (-4.9%) was similar to that of the fourth quarter of 2008.

Business growth slowed significantly in emerging markets1, where revenues were down 0.5% on a comparable basis, compared with a 7.2% increase in the fourth quarter of 2008. This reflects:

-

to a very large extent trends in Eastern Europe, particularly Romania and Slovakia; and

-

to a lesser extent, slower growth in African operations, with the notable exception of mobile services in Egypt and in Botswana, where business remained buoyant in the first quarter of 2009.

customers

The number of Group customers totalled 183.5 million at 31 March 2009, up 6.3% year-on-year (+10.9 million new customers, net of terminations).

Growth in mobile customers remained steady. The Group had 122.9 million customers at 31 March 2009, excluding MVNOs, for a 9.5% increase year-on-year (+10.6 million additional customers, net of terminations).

Growth in contracts remained substantial, increasing 9.0% in one year, whereas prepaid offers were down in most European countries. Contract customers represented 37.6% of total mobile customers at 31 March 2009.

The number of 3G mobile broadband customers increased strongly to 20.6 million at 31 March 2009, compared with 11.5 million at 31 March 2008, an 80% increase in one year.

The MVNO customer base in Europe rose to 3.6 million at 31 March 2009 (of which 1.9 million in France), compared with 2.2 million a year earlier (of which 1.5 million in France).

ADSL broadband services were also up strongly, with 13.2 million customers at 31 March 2009, an 8.7% increase year-on-year. The number of ADSL Multiservice customers continued to grow rapidly, particularly digital TV (ADSL and satellite), for a 75% increase year-on-year to 2.5 million customers at 31 March 2009.  Voice over IP services were also up strongly, to 6.9 million customers at 31 March 2009, a 28% year-on-year increase. The total number of Livebox customers rose to 8.2 million at 31 March 2009, for 20% growth.

1 See glossary.

EBITDA

EBITDA2 was 4.300 billion euros in the first quarter of 2009, versus 4.629 billion euros in the first quarter of 2008, a 4.4% drop on a comparable basis. On an historical basis, EBITDA dropped 7.1% on unfavourable exchange rates (-123 million euros) and changes in the scope of consolidation (-6 million euros).

The EBITDA margin3 was 33.9% in the first quarter of 2009, versus 35.6% in the first quarter of 2008 on a comparable basis (35.5% on an historical basis), a 1.7-point decrease year-on-year (-1.6 points on an historical basis). The year-on-year decrease was due mostly to an increase in content purchases in the first quarter of 2009, with purchases comparable to those made in the last two quarters of 2008.

Change in revenue ratios:

-

the ratio of labour expenses to revenues improved by 0.3 points on a comparable basis to 17.8% in the first quarter of 2009, compared with 18.1% in the first quarter of 2008 (17.9% on an historical basis). This improvement reflects in part a shift in the payment date for additional contributions to the PERCO employee retirement plan, paid during the first quarter in 2008 but in the second quarter in 2009. The number of employees went from 188,416 at 31 March 2008 to 185,506 at 31 March 2009, a 1.5% decrease on a comparable basis (-0.2% on an historical basis).

-

the ratio of service fees and inter-operator costs to revenues increased 0.4 points on a comparable basis to 14.9% in the first quarter of 2009, against 14.5% in the first quarter of 2008 (14.7% on an historical basis). This increase reflects the growth in unlimited service offerings for voice and SMS services, particularly in the United Kingdom and France, which partially offset a drop in usage in Spain. A reduced impact in the first quarter of 2009 from the decrease in call termination rates also played a role.

-

the ratio of other network and IT expenses to revenues increased 0.3 points, both on a comparable basis and an historical basis, to 5.7% in the first quarter of 2009, compared with 5.4% in the first quarter of 2008. This increase was linked to subcontracting and technical maintenance expenses, in particular additional expenses caused by the January 2009 storm in South-West France. Expenses related to new operations in Africa also contributed to this increase.

-

the ratio of all property expenses, overheads and other expenses4 to revenues was 12.1% in the first quarter of 2009, compared with 11.7% in the first quarter of 2008, a 0.4-point increase on both a comparable and an historical basis. This change reflects the increase in the index of construction costs and in taxes in France.

Excluding commercial expenses and content purchases, the EBITDA margin was 49.5% in the first quarter of 2009, against 50.3% in the first quarter of 2008, an 0.8-point year-on-year decrease on a comparable basis (+1.1 points on an historical basis).

-

The ratio of commercial expenses and content purchases to revenues increased 0.9 points, at 15.6% in the first quarter of 2009, versus 14.7% in the first quarter of 2008 on a comparable basis (15.0% on an historical basis). Most of this increase was linked to content purchases, in particular for TV sports channels and the “Orange cinema series” channel launched during the second half of 2008.

2 EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization. See glossary.

3 EBITDA to revenues.

4 See “operating expenses” in the glossary.

capital expenditure on tangible and intangible assets (Capex)

Capital expenditure on tangible and intangible assets (Capex) was 1.230 billion euros in the first quarter of 2009, down 17.6% on an historical basis from 1.492 billion euros in the first quarter of 2008, including the unfavourable impact of exchange rates (-39 million euros) and changes in the scope of consolidation (+8 million euros) related primarily to the integration of Telkom Kenya.

On a comparable basis, Capex dropped 15.8% in the first quarter of 2009. Excluding the purchase of technical facilities in France, booked in the first quarter of 2008 at 145 million euros, Capex decreased 6.5%.

The Capex to revenue ratio was 9.7% in the first quarter of 2009, compared with 11.6% in the first quarter of 2008 on a comparable basis (10.4% excluding the impact of the purchase technical facilities in France).

Besides the impact of the purchase technical facilities in France in the first quarter of 2008, the drop in Capex in the first quarter of 2009 was primarily related to Poland and Romania, where investments in capacity were reduced in line with lower subscriber and usage growth.

In Africa, the drop in Capex for 2G mobile capacity in Senegal, Madagascar, Mali and Cameroon was largely offset by investment in new operations, particularly in Uganda, Kenya, the Central African Republic and Niger.

outlook for 2009

On 22 April, the IMF once again reduced its GDP growth forecasts for most regions of the world. In this context, the Group’s revenue growth continues to notably outperform the GDP trend, with good resilience in France, Africa/Middle East and in the Enterprise business segment. As the Group has previously stated, this market pressure will weigh on the EBIDTA margin.

Despite this environment, France Telecom confirms the guidance provided on 4 March 2009 during the presentation of the Full Year 2008 financial statements: organic cash flow will be maintained at the level achieved in 2008, that is to say 8 billion euros (excluding possible acquisitions of new frequencies for mobile services).

The Group has launched several action plans to help achieve this goal:

-

new offers adapted to the changes in the economic environment aimed at maintaining or increasing market share;

-

new programmes to reduce operating expenses (Opex) and limit the decline in EBITDA; and

-

adjustments to Capex in line with business developments country-by-country, while maintaining capital programmes in areas that are strategic for long-term growth. Capex should thus equal slightly less than 12% of revenues in 2009. If the economic environment deteriorates further, capital spending could be revised downward to preserve organic cash flow.

In addition, the Orange 2012 transformation plan to optimise the Group’s cost structure and operations is being deployed worldwide.

review by business segment

France

Revenues in France were 5.912 billion euros in the first quarter of 2009, up 2.1% from the first quarter of 2008 on a comparable basis (+1.9% on an historical basis). Mobile services accounted for the majority of the improvement in growth (+1.0% on a comparable basis) compared with that of the fourth quarter of 2008.

Personal Communication Services

Personal Communication Services (PCS) revenues in France were 2.645 billion euros in first quarter of 2009, up 7.4% on a comparable basis, for a 2.2-point improvement versus the increase in the fourth quarter of 2008 (+5.2% on a comparable basis).

The number of contract customers continued to rise steadily, reaching 17.1 million at 31 March 2009, an increase of 7.8% year-on-year. Contract customers represented 68.2% of the customer base at the end of the period, compared with 65.5% a year earlier. The total number of customers (contracts and prepaid but excluding MVNOs) rose to 25.1 million at 31 March 2009, an increase of 3.5% year-on-year.

Data services revenues rose sharply (+24.7% versus the first quarter of 2008), both from SMS revenues and from non-messaging services. Data services revenues contributed two-thirds of the total growth in PCS revenues for the first quarter of 2009. The share of data services was 24.9% of network revenues, a gain of 3.7 points versus the first quarter of 2008 (on a comparable basis).

The number of customers using mobile broadband services rose 41% in one year to a total of 11.6 million at 31 March 2009. Internet Everywhere5 in particular has grown rapidly, with 288,000 customers at 31 March 2009 compared with 49,000 a year earlier.

There were 1.872 million MVNO customers at 31 March 2009, up 24% year-on-year from 1.511 million customers.

Home Communication Services

Revenues from Home Communication Services in France were down 1.2% on a comparable basis to 3.559 billion euros in the first quarter of 2009 (following a decrease of 1.5% in the fourth quarter of 2008). This change reflects:

-

the impact of wholesale rate cuts imposed by the regulator, particularly for ADSL and interconnection services, on Carrier revenues,

-

the impact of the Modernisation of the Economy law in France, and

-

a drop in e-commerce business and online advertising revenues.

Consumer Services were up 0.6% in the first quarter of 2009, compared with a drop of 2.1% in the fourth quarter of 2008. In particular, consumer ADSL broadband services continued to grow significantly, with internet service revenues up 21.0% in the first quarter of 2009 on both an historical and a comparable basis.

5 See glossary.

There were 8.54 million consumer ADSL broadband subscribers at 31 March 2009, growing 12% year-on-year (+913,000 new subscribers). ADSL Multiservice continued to grow rapidly; at 31 March 2009 there were:

-

6.806 million Livebox rentals, an increase of 21% in one year, with Liveboxes representing 80% of the ADSL subscribers at 31 March 2009, up from 74% a year earlier;

-

6.135 million Voice over IP customers, an increase of 32% in one year, with Voice over IP representing 72% of ADSL subscribers and 90% of the Livebox rentals at 31 March 2009; and

-

2.166 million digital TV subscribers (satellite and ADSL television), a 69% increase from a year ago. At 31 March 2009, there were 316,000 subscribers to Orange satellite TV, introduced on 3 July 2008.

Content services continued to experience very strong growth:

-

Video on Demand (VOD) services nearly quadrupled, with 7.7 million downloads in the first quarter of 2009 compared with 2.0 million in the first quarter of 2008.

-

The “Orange foot “ TV channel launched on 9 August 2008 and the “Orange cinema series” launched on 13 November 2008 accounted for a total of 363,000 subscribers at 31 March 2009, compared with 130,000 subscribers at 31 December 2008.

The drop in revenues from traditional telephone services slowed, reflecting the slowing decline on an annual basis in the number of traditional telephone subscribers (-9.6% at 31 March 2009), due in particular to a decrease in wholesale subscription sales.

Total revenues from traditional telephone subscriptions and traffic were down 9.8% in the first quarter of 2009 after dropping 13.3% in the fourth quarter of 2008.

United Kingdom

Revenues in the United Kingdom were 1.253 billion euros in the first quarter of 2009. On an historical basis, the unfavourable exchange rate for the pound sterling (-251 million euros) led to a 17.1% drop year-on-year. On a comparable basis, revenues were down 0.6%, in line with decline in the fourth quarter of 2008 (-0.7%).

Personal Communication Services

Revenues from Personal Communication Services in the UK were up 0.4% on a comparable basis to 1.208 billion euros in the first quarter of 2009, after gaining 0.2% in the fourth quarter of 2008.

The number of contract customers continued to rise steadily, reaching 6.3 million at 31 March 2009, an increase of 10.1% year-on-year. Contracts represented 39.7% of the customer base at 31 March 2009, compared with 36.3% a year earlier.

The total number of UK customers (contracts and prepaid offers but excluding MVNOs) was 15.85 million at 31 March 2009, an increase of 0.6%.

Global ARPU6 (for both contracts and prepaid offers) rose to 271 pounds sterling in the first quarter of 2009, compared with 268 pounds sterling in the first quarter of 2008. The 1.1% gain from one quarter to the next reflects the favourable change in the customer mix linked to growth in contracts.

Revenues from data services increased 3.3% in the first quarter 2009. The share of network revenues from data services rose to 24.8% in the first quarter of 2009, from 24.0% in the first quarter of 2008 on a comparable basis. The number of mobile broadband customers was up 82% year-on-year to 3.824 million at 31 March 2009, reflecting in particular the growth in Internet Everywhere7, which had a total of 228,000 customers at 31 March 2009, compared with 60,000 customers at 31 March 2008.

The MVNO customer base quadrupled in one year to 585,000 customers at 31 March 2009, compared with 137,000 at 31 March 2008.

Home Communication Services

Revenues from Home Communication Services in the UK were down 31.8% on an historical basis to 60 million euros in the first quarter of 2009. On a comparable basis, revenues were down 18.3%, reflecting:

-

11.7% drop in the number of ADSL broadband customers (977,000 customers at 31 March 2009), representing the bulk of the decline. ADSL subscriptions sold unbundled from the telephone line represented 44.6% of the total number of ADSL subscriptions at 31 March 2009, compared with 36.9% a year earlier, an increase of 7.7 points;

-

added to this was the drop in narrowband Internet revenues, with the number of customers (117,000 at 31 March 2009) dropping by more than 50% year-on-year.

(6) (7) See glossary.

Spain

Revenues from Spain were 954 million euros in the first quarter of 2009, down 4.1% on an historical and a comparable basis, after gaining 0.7% in the fourth quarter of 2008. The decline regards both fixed and mobile services, whose good performance limited the impact of the deteriorating market.

Personal Communication Services

Revenues from Personal Communication Services in Spain were 783 million euros in the first quarter of 2009, a 5.4% drop on an historical and a comparable basis, after losing 1.4% in the fourth quarter of 2008. The drop from one quarter to the next was due to a sharper decline in “voice” ARPU8, which came to 246 euros in the first quarter of 2009 against 253 euros in the fourth quarter of 2008.

The drop is partially offset by:

-

a 3.1% increase in the total number of customers (contracts and prepaid offers but excluding MVNOs) to 11.426 million at 31 March 2009;

-

improvement in the customer mix with the rising share of contract customers (6.485 million at 31 March 2009), for 6.7% growth year-on-year. Contract customers represented 56.8% of all customers at 31 March 2009, compared with 54.8% a year earlier, a 2.0-point gain;

-

revenues from data services were up 16.1% in the first quarter of 2009. The share of network revenues from data services rose to 15.9% in the first quarter of 2009, from 12.9% in the first quarter of 2008. The number of mobile broadband customers rose 86% in one year to a total of 3.73 million customers at 31 March 2009. In particular, there were 223,000 Internet Everywhere customers at 31 March 2009, compared with 88,000 a year earlier.

The MVNO customer base more than doubled in one year to 631,000 customers at 31 March 2009, compared with 290,000 a year earlier.

Home Communication Services

Revenues from Home Communication Services came to 171 million euros in the first quarter of 2009, up 2.4% on a comparable basis versus +11.1% in the fourth quarter of 2008.

This improvement concerns ADSL broadband revenues, where the customer base is practically stable at 1.165 million customers at 31 March 2009. The share of ADSL subscriptions sold unbundled from the telephone line continued to grow at a fast pace, reaching 76.5% of total ADSL subscriptions at 31 March 2009, compared with 70.4% a year earlier. The number of Voice over IP customers more than doubled in one year to 352,000 million at 31 March 2009; ADSL television services (IPTV) were up 32% to 99,000 customers at 31 March 2009.

8 See glossary.

Poland

Revenues were 960 million euros in Poland during the first quarter of 2009, down 24.2% on an historical basis. This change reflects the markedly unfavourable impact of exchange rates in the first quarter of 2009 (-259 million euros versus -34 million euros in the fourth quarter of 2008). On a comparable basis, revenues were down 4.7% in the first quarter of 2009, after declining 0.4% in the fourth quarter of 2008. The impact on revenues of rate cuts imposed by the regulator is increasing for both fixed and mobile services.

Personal Communication Services

Revenues from Personal Communication Services in Poland were down 4.5% on a comparable basis, to 445 million euros, after a quarter-on-quarter gain of 2.3% in the fourth quarter of 2008. This significant downturn reflects the trend in the mobile phone market in Poland, which stabilised in the first quarter of 2009 with limited growth in value of 0.9% due to a series of decreases in call termination rates set by the regulator (-15% in May 2008 and -36% in March 2009) and sagging retail prices linked to strong competition in the sector.

In the first quarter of 2009, the number of contract customers increased at a rate comparable to that of 2008, reaching 6.3 million at 31 March 2009 for a year-on-year increase of 11.2%. Contract customers represented 46.1% of the customer base, compared with 40.5% at March 2008.

The total number of customers (contracts and prepaid but excluding MVNOs) was 13.681 million at 31 March 2009 versus 14.007 million at 31 March 2008, a 2.3% decrease linked to an 11.5% drop in prepaid offers sold during the period. The decline in prepaid offers was due in part to the restructuring of the active customer base, initiated in 2008.

Home Communication Services

Revenues from Home Communication Services in Poland were 575 million euros in the first quarter of 2009, down 1.8% versus a decline of 0.4% in the fourth quarter of 2008.

Fixed line revenues in Poland remain affected by the continued decline in the number of lines due to the migration to mobile phones.  Added to this is the impact of rate cuts imposed by the regulator, particularly for fixed-to-mobile communications and call termination rates. In all, revenues from traditional fixed telephone services were down 16.5% in the first quarter 2009. This unfavourable trend was largely offset by:

-

strong growth in Carrier services (+37.4% in the first quarter of 2009) linked to growing sales of wholesale services (telephone lines and ADSL access) and increasing revenues from domestic and international call transit services;

-

strong growth in ADSL broadband offers, with revenues up 12.4% in the first quarter of 2009. The number of ADSL broadband subscribers rose to 2.242 million at 31 March 2009, for a year-on-year increase of 6.8%.

-

ADSL access ARPU9 was up almost 6% due to customer migration to higher speed services and growth in value added services. The number of digital TV subscribers (satellite and ADSL television) quadrupled in a year to 198,000 customers at 31 March 2009.

9 See glossary.

Rest of World

Rest of World revenues rose to 2.028 billion euros in the first quarter of 2009, up 5.1% on an historical basis, including the favourable impact of exchange rates (+84 million euros) and changes in the scope of consolidation (+23 million euros) related to the acquisition of Telkom Kenya on 21 December 2007.

On a comparable basis, revenues were down 0.4% year-on-year, after growing 4.9% in the fourth quarter of 2008. Excluding Romania, Switzerland and Senegal, Rest of World revenues were up 3.5% on a comparable basis in the first quarter of 2009.

Growth stalled in the first quarter of 2009, reflecting weaker economies and greater competitive pressures. Despite this difficult environment, the Group maintained its leadership in the various markets of the Rest of World segment.

The economic slowdown was particularly pronounced in Eastern Europe, including:

-

a 14.1% drop in revenues in Romania in the first quarter of 2009, versus growth of 1.3% in the fourth quarter of 2008 and growth of 7.0% in the third quarter of 2008;

-

a 0.6% drop in quarterly revenues in Slovakia, versus growth of 4.2% in the fourth quarter of 2008.

Other emerging markets have also experienced slower revenue growth in the first quarter of 2009, in particular:

-

Africa, with the notable exception of mobile services in Egypt and Botswana, where growth continued to be buoyant in the first quarter of 2009 (10.5% growth in revenues in Egypt and 24.2% in Botswana);

-

Dominican Republic, where business continued to slow, with a 5.4% drop in revenues in the first quarter, compared with stable revenues in the fourth quarter of 2008 and an 8.2% increase in the third quarter of 2008.

Revenues in Western Europe (Belgium, Luxembourg and Switzerland) remained generally stable:

-

increasing revenues in Belgium (+2.5% in the first quarter of 2009 and +2.3% in the fourth quarter of 2008) and in Luxembourg (+20.1% in the first quarter of 2009 and +20.8% in the fourth quarter of 2008), which offset

-

the drop in Switzerland (-4.9% in the first quarter of 2009 and -5.0% in the fourth quarter of 2008).

The number of mobile customers in the Rest of World segment continued to grow rapidly, reaching 56.9 million customers at 31 March 2009, a 20.5% increase year-on-year (+9.7 million new customers, net of terminations). Net new customers for the quarter totalled 1.8 million, mainly in Egypt, Senegal and Kenya.

Enterprise

Enterprise revenues rose to 1.926 billion euros in the first quarter of 2009, up 1.2% on an historical basis, including the favourable impact of exchange rates (+12 million euros) and changes in the scope of consolidation (+2 million euros) related to the acquisitions of Netia and PCM in the television broadcasting business in October 2008.

On a comparable basis, growth for the quarter was 0.4%, following +0.9% in the fourth quarter of 2008.  Excluding equipment sales, Enterprise revenues were up 1.3% in the first quarter of 2009 on a comparable basis and up 1.6% in the fourth quarter of 2008.

Business Network Legacy

The drop in Enterprise  Business  Network  Legacy  revenues was contained in the  first quarter of 2009 (-4.7%) after dropping 3.5% in the fourth quarter of 2008 on a comparable basis. The downturn relates to the fixed telephone business, which declined 3.8% in the first quarter of 2009 after dropping 2.2% in the fourth quarter of 2008, with:

-

the number of telephone lines down 3.7% year-on-year at 31 March 2009, and

-

revenues from customer relations (call centres) down following implementation of the French law on modernisation of the economy.

The drop in revenues from traditional data services (-6.9% in the first quarter of 2009) is comparable to that of the fourth quarter of 2008 (-6.7%), confirming the slowing of enterprise network migration to more advanced technologies observed in 2008, after a significant shift in previous years.

Advanced Business Networks

Enterprise Advanced Business Networks grew 6.1% on a comparable basis (+3.6% in the fourth quarter) on:

-

continued growth in IP network services, with the number of IP-VPN subscribers worldwide rising 4.5% year-on-year to 322,000 at 31 March 2009;

-

the success of Business Everywhere mobility services, which were up 17% in France with 709,000 users at 31 March 2009.

Extended Business Services

Revenues from Enterprise Extended Business Services rose 9.3% in the first quarter of 2009, after growth of 11.0% in the fourth quarter of 2008 (on a comparable basis). This performance reflects very strong growth in facility management services and corporate network integration services, outperforming the market.

Other Business Services

Enterprise Other Business Services revenues dropped 5.0% in the first quarter of 2009 after dropping 2.6% in the fourth quarter of 2008 (on a comparable basis). The drop is attributable to sales of equipment, while television broadcasting services continued to grow steadily.

International Carrier Services and Shared Services

Revenues from International Carrier Services and Shared Services rose to 337 million euros in the first quarter of 2009, up 12.3% on a comparable basis (+11.7% on an historical basis).

International Carrier Services

Revenues from International Carrier Services were 295 million euros in the first quarter of 2009, up 11.0% on a comparable basis (+9.9% on an historical basis). Most of the increase is attributable to international transit services, which represent almost half of the revenues of this sub-segment.

Shared Services

Revenues from Shared Services were 42 million euros in the first quarter of 2009, up 22.0% on a comparable basis (+26.5% on an historical basis), linked to content distribution such as online games and movie revenues (excluding revenues from Orange TV customers).

upcoming events

•

26 May 2009: Annual General Meeting of France Telecom shareholders

•

30 July 2009: results for the second quarter of 2009

•

29 October 2009: results for the third quarter of 2009

contacts

press contacts: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

Tom Wright

tom.wright@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

financial communication contacts: +33 1 44 44 04 32 (analysts and investors) Vincent Benoit vincent.benoit@orange-ftgroup.com Reza Samdjee reza.samdjee@orange-ftgroup.com for further information

The slide presentation prepared for the publication of the first quarter 2009 results can be viewed on the France Telecom website at http://www.orange.com disclaimer

This press release contains forward-looking statements about France Telecom's business, in particular for 2009. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom’s markets, the effectiveness of the integrated operator strategy including the success and market acceptance of the Orange brand and other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements.

appendix 1: consolidated EBITDA

(in millions of euros)	1st quarter 2009	1st quarter 2008 historical basis	1st quarter 2008 comparable basis	Change (in %) historical basis	Change (in %) comparable basis

Revenues	12 685	13 027	12 639	(2.6)	0.4

Labour expenses	(2 254)	(2 334)	(2 286)	(3.4)	(1.4)
in % of revenues	17.8%	17.9%	18.1%	(0.1 pt)	(0.3 pt)
of which:
Employee profit-sharing	(67)	(75)	(75)
Share-based compensation	(14)	(19)	(18)

External purchases	(5 579)	(5 530)	(5 305)	0.9	5.2
in % of revenues	44.0%	42.5%	42.0%	1.5 pt	2.0 pt
of which:
purchases from and fees paid to carriers	(1 890)	(1 911)	(1832)	(1.1)	3.2
in % of revenues	14.9%	14.7%	14.5%	0.2 pt	0.4 pt

Other network expenses and IT costs	(728)	(700)	(685)	4.0	6.3
in % of revenues	5.7%	5.4%	5.4%	0.3 pt	0.3 pt

Overheads, property, other external expenses and capitalised production	(988)	(961)	(932)	2.8	6.0
in % of revenues	7.8%	7.4%	7.4%	0.4 pt	0.4 pt

Commercial expenses and content purchases	(1 973)	(1 958)	(1 857)	0.8	6.2
in % of revenues	15.6%	15.0%	14.7%	0.6 pt	0.9 pt

Other income and expenses	(493)	(467)	(473)
Restructuring expenses	(51)	(67)	(67)
Gains (losses) on disposal of assets	(3)	(5)	(7)
Income from associates	(5)	6	(3)

EBITDA	4 300	4 629	4 498	(7.1)	(4.4)
in % of revenues	33.9%	35.5%	35.6%	(1.6 pt)	(1.7 pt)

appendix 2: revenues for the first quarter of 2009 by business segment

(in millions of euros)	1st quarter 2009	1st quarter 2008 historical basis	1st quarter 2008 comparable basis	Change (in %) historical basis	Change (in %) comparable basis

France
Personal Communication Services	2 645	2 464	2 462	7.3	7.4
Home Communication Services	3 559	3 614	3 602	(1.5)	(1.2)
Consumer Services	2 210	2 202	2 196	0.4	0.6
Carrier Services	1 164	1 184	1 180	(1.7)	(1.3)
Other HCS revenues	185	229	226	(19.0)	(18.1)
Eliminations	(292)	(277)	(276)	-	-
Total France	5 912	5 801	5 789	1.9	2.1

United Kingdom
Personal Communication Services	1 208	1 443	1 204	(16.3)	0.4
Home Communication Services	60	88	73	(31.8)	(18.3)
Eliminations	(14)	(19)	(16)	-	-
Total United Kingdom	1 253	1 512	1 261	(17.1)	(0.6)

Spain
Personal Communication Services	783	827	827	(5.4)	(5.4)
Home Communication Services	171	167	167	2.5	2.4
Total Spain	954	994	994	(4.1)	(4.1)

Poland
Personal Communication Services	445	586	466	(24.0)	(4.5)
Home Communication Services	575	735	585	(21.9)	(1.8)
Eliminations	(60)	(54)	(43)	-	-
Total Poland	960	1 267	1 008	(24.2)	(4.7)

Rest of World
Total Rest of World *	2 028	1 930	2 037	5.1	(0.4)

Enterprise
Business Network Legacy	836	872	877	(4.1)	(4.7)
Advanced Business Network	537	499	506	7.7	6.1
Extended Business Services	337	306	309	10.3	9.3
Other Business services	216	228	227	(5.3)	(5.0)
Total Enterprise Communication Services	1 926	1 904	1 919	1.2	0.4

International Carrier Services and Shared Services
International Carrier Services	295	269	266	9.9	11.0
Shared Services	42	33	34	26.5	22.0
Total International Carrier Services and Shared Services	337	302	300	11.7	12.3

Inter-segment eliminations	(686)	(682)	(669)	-	-

France Telecom Group
Consolidated revenue	12 685	13 027	12 639	(2.6)	0.4
* Detail by country for the Rest of World segment is provided in appendix 3.

appendix 3: Rest of World segment – revenues by country

(in millions of euros)	1st quarter 2009	1st quarter 2008 historical basis	1st quarter 2008 comparable basis	Change (in %) historical basis	Change (in %) comparable basis
Belgium	363	354	354	2.5	2.5
Romania	264	307	307	(14.1)	(14.1)
Egypt	244	195	221	25.2	10.5
Slovakia	201	184	202	9.0	(0.6)
of which PCS*	193	184	202	4.7	(4.6)
Switzerland	203	200	214	1.6	(4.9)
Senegal**	-	157	157	-	-
of which PCS*	-	105	105	-	-
Côte d’Ivoire	108	106	106	2.4	2.4
of which PCS*	75	74	74	0.8	0.8
Dominican Republic	114	109	120	3.8	(5.4)
Jordan**	-	90	104	-	-
of which PCS*	-	43	49	-	-
Mali	65	64	64	1.3	1.3
Cameroon	52	51	51	0.3	0.3
Moldova	37	27	31	36.2	18.3
Kenya	27	-	26	-	4.3
of which PCS*	4	-	-	-	-
Madagascar	21	21	22	(0.2)	(4.0)
Botswana	20	17	16	14.6	24.2
Mauritius	15	15	15	0.5	4.7
of which PCS*	7	7	7	(0.6)	3.5
Other activities and Sofrecom	59	53	50	10.6	18.9

Eliminations	(22)	(23)	(24)	-	-

Total Rest of World	2 028	1 930	2 037	5.1	(0.4)
*PCS: Personal Communication Services ** Country data not available appendix 4: France Telecom key performance indicators

(historical basis)	As of 31 March 2008	As of 30 June 2008	As of 30 Sept. 2008	As of 31 Dec. 2008	As of 31 March 2009

France Telecom Group
Total number of customers* (millions)	172.604	174.430	177.369	182.312	183.521
Personal Communication Services customers* (millions)	112.254	114.380	117.604	121.821	122.894
- of which contract customers (millions)	42.452	43.401	44.461	45.735	46.263
- of which 3G broadband customers (millions)	11.493	13.414	15.355	18.583	20.604
ADSL broadband customers in Europe (millions)	12.191	12.407	12.664	12.973	13.248
- of which number of Liveboxes rented (millions)	6.783	7.143	7.474	7.794	8.162
- of which Voice over IP customers (millions)	5.371	5.664	6.035	6.506	6.901
- of which digital TV customers (millions)	1.407	1.535	1.746	2.109	2.463
France
Personal Communication Services
Number of customers* (millions)	24.238	24.315	24.524	25.202	25.076
- of which contract customers (millions)	15.875	16.161	16.557	16.977	17.114
- of which broadband customers (millions)	8.232	9.006	9.922	11.015	11.566
Total ARPU (euros)	398	398	399	398	400
Number of MVNO customers (millions)	1.511	1.606	1.686	1.820	1.872
Home Communication Services
Consumer Market
Number of fixed line subscribers (millions)	22.596	22.235	21.956	21.790	21.549
- of which naked ADSL** customers (millions)	1.253	1.475	1.733	1.998	2.239
Total number of ADSL customers at end of period (millions)	7.627	7.840	8.080	8.326	8.540
ADSL market share at end of period (%) ***	49.4	49.5	49.5	49.4	49.2
Number of Liveboxes (millions)	5.630	5.918	6.226	6.544	6.806
Number of Voice over IP customers (millions)	4.649	4.995	5.361	5.774	6.135
Number of ADSL TV customers (millions)	1.282	1.389	1.603	1.909	2.166
Total ARPU (euros)	31.5	32.2	32.6	32.9	33.3
- of which subscription fees (in euros)	14.3	14.4	14.3	14.1	13.9
- of which calling services (in euros)	7.4	7.3	7.0	6.8	6.7
- of which Internet services (euros)	9.7	10.5	11.3	12.0	12.8
Carrier market
Number of unbundled lines (millions)	5.521	5.719	6.008	6.332	6.664
- of which total unbundling (millions)	4.012	4.268	4.574	4.939	5.310
- of which partial unbundling (millions)	1.509	1.451	1.434	1.393	1.354
Wholesale ADSL rental to third party ISPs (millions)	2.240	2.242	2.148	2.124	2.098
- of which wholesale naked ADSL rental ** (millions)	1.052	1.123	1.137	1.186	1.232
Wholesale line rental (millions)	0.793	0.852	0.897	0.948	0.939
United Kingdom
Personal Communication Services
Number of customers* (millions)	15.756	15.757	15.815	15.995	15.850
- of which contract customers (millions)	5.722	5.852	6.013	6.173	6.298
- of which broadband customers (millions)	2.096	2.452	2.883	3.349	3.824
Total ARPU (GBP)	268	271	273	272	271
Home Communication Services
Number of ADSL broadband customers (millions)	1.107	1.063	1.023	1.000	977
Spain
Personal Communication Services
Number of customers* (millions)	11.084	11.175	11.224	11.374	11.426
- of which contract customers (millions)	6.079	6.220	6.311	6.434	6.485
- of which broadband customers (millions)	2.009	2.436	2.820	3.256	3.730
Total ARPU (in euros)	301	298	295	291	284
Home Communication Services
Number of ADSL broadband customers (millions)	1.186	1.192	1.174	1.164	1.165
* Excluding customers of MVNOs ** See glossary *** Company estimates

	(historical basis)	As of 31 March 2008	As of 30 June 2008	As of 30 Sept. 2008	As of 31 Dec. 2008	As of 31 March 2009
	Poland
	Personal Communication Services
	Number of customers* (millions)	14.007	13.900	14.054	14.182	13.681
	- of which contract customers (millions)	5.674	5.814	5.964	6.168	6.311
	- of which broadband customers (millions)	3.423	3.834	4.086	4.570	4.731
	Total ARPU (PLN)	592	590	588	591	582
	Home Communication Services
	Total number of telephone lines (millions)	9.323	9.169	9.036	8.898	8.750
	Number of ADSL broadband customers (millions)	2.099	2.122	2.156	2.191	2.242
	Rest of World
	Personal Communication Services
	Number of customers* (millions)	47.169	49.233	51.987	55.069	56.861
	- of which contract customers (millions)	9.101	9.353	9.616	9.983	10.055
	- of which broadband customers (millions)	2.173	3.273	3.489	4.554	4.839
	Number PCS customers by country (in thousands)
Europe	Belgium	3 311	3 348	3 359	3 393	3 421
	Luxembourg	74	75	78	80	80
	Switzerland	1 529	1 527	1 530	1 543	1 558
	Romania	10 010	10 088	10 208	10 355	10 118
	Slovakia	2 863	2 847	2 891	2 927	2 901
	Moldova	1 212	1 267	1 379	1 457	1 473
Middle East	Egypt	11 514	12 481	13 473	14 331	15 089
	Jordan**	1 533	1 543	1 544	1 608	-
Africa	Senegal**	2 804	3 042	3 188	3 537	-
	Côte d’Ivoire	3 029	3 422	3 787	4 143	4 195
	Mali	2 223	2 367	2 559	2 757	2 899
	Cameroon	2 031	1 827	2 003	2 137	2 197
	Madagascar	1 478	1 655	1 814	2 016	2 121
	Botswana	596	620	658	692	649
	Mauritius	221	224	226	239	242
	Kenya	-	-	-	360	564
	Guinea	369	398	544	618	724
	Guinea-Bissau	32	41	48	60	85
	Equatorial Guinea	95	102	110	110	113
	Central African Republic	47	70	95	127	140
	Niger	-	-	165	166	212
	Uganda	-	-	-	-	55
Other	Dominican Rep.	2 198	2 288	2 315	2 401	2 516
	Vanuatu	-	-	14	13	14
	Home Communication Services
	Number of telephone lines (in thousands)
	Belgium	578	594	612	630	649
	Jordan**	541	529	526	520	-
	Senegal**	259	255	245	240	-
	Côte d’Ivoire	254	262	273	279	280
	Mali	1	1	1	1	1
	Mauritius	133	133	133	134	132
	Kenya	-	-	-	489	479
	Vanuatu	3	4	4	4	4
	Enterprise
	France
	Number of legacy telephone lines (in thousands)	5 600	5 561	5 520	5 461	5 390
	Number of Business Everywhere customers (in thousands)	605	630	664	683	709
	Number of subscribers to data networks (in thousands)	313	319	324	328	330
	- of which IP-VPN accesses	259	264	267	270	271
	Worldwide
	Number of IP-VPN accesses worldwide (in thousands)	308	313	318	321	322

* Excluding customers of MVNOs ** Country data is not available for the 1st quarter of 2009 appendix 5: highlights

highlights
April
23/04/09	France – OL-PSG: the first 3D football match in European football history
22/04/09	Group – France Telecom introduces a new business segment analysis and implements IFRS 8
16/04/09	Group – Orange and Nokia expand their strategic partnership with mobile electronic messaging
13/04/09	Group – France Telecom asks Orascom Telecom to cease its media attack and to comply with the ICC award
09/04/09	Group – Mobinil (Egypt): the deadline set by the Arbitration Court has been reached; France Telecom requests the transfer of Mobinil shares held by Orascom Telecom
08/04/09	Group – Strengthening of the strategic partnership between France Telecom and Sonatel
07/04/09	Group – Mobinil (Egypt): France Telecom regrets the Egyptian market authority's decision to reject the takeover bid on ECMS
05/04/09	Group – Mobinil (Egypt): favourable outcome for France Telecom of the litigation instigated by Orascom Telecom
03/04/09	United Kingdom – Orange updates contract offerings to include multimedia services
02/04/09	Group – Television will be available for Orange iPhone customers beginning 7 April 2009
March
26/03/09	Group – Disclosure of trading in own shares from 18 March to 19 March 2009
20/03/09	France – Marketing of Orange Sport is suspended
13/03/09	France – Orange launches the HTC DreamTM, the first AndroidTM-based handset launched in France
10/03/09	Uganda – Orange launches its mobile telecommunication services in Uganda
04/03/09	Group – 2008 annual results: with a good operating performance and organic cash flow of 8 billion euros, the Group achieved all its 2008 objectives
04/03/09

Group – Orange 2012: strategy confirmed, new action plans, organic cash flow generation maintained at 8 billion euros annually. The NExT plan’s success confirms the effectiveness of the current strategy

February
24/02/09	Group – New appointments at France Telecom – Orange
18/02/09	Group – Orange moves from music to mobile multimedia with Sony Ericsson
16/02/09	Group – Orange launches new widget experience and expands multi-platform Application Shop
16/02/09	Group – Orange provides the first truly end-to-end care service to its customers with Orange care
16/02/09	Group – Orange joins forces with HP to bring the internet to everyone via mobile broadband
11/02/09	Group – Bouygues Telecom, Orange and SFR announce a user trial for new multimedia communication services for the second half of 2009
09/02/09	Group – Topachat.com et Clust.com websites sold
02/02/09	Orange Business Services – Orange Business Services and Microsoft expand their messaging and collaboration offering with Business Together with Microsoft
January
15/01/09	Orange Business Services – Orange Business Service announces triple ISO certification
15/01/09	France – Orange and M6 announce the launch of M6 Replay on Orange TV on demand
15/01/09	Group – France Telecom closes a bond issue for 1 billion euros
14/01/09	Group – France Telecom closes a bond issue for 375 million Swiss Francs
14/01/09	France – Audiovisuel Extérieur de la France and Orange sign a global news partnership
13/01/09	Orange Business Services – Orange Business Service acquires the operations of Data & Mobiles
13/01/09	France – Orange now offers 100% broadband internet coverage in mainland France
06/01/09	France – Orange and Canal+ sign an agreement to broadcast Canal+ and Canalsat channels via Astra satellite

All the press releases are available on the Group’s websites:

•

www.orange.com

•

www.orange.co.uk

•

www.orange.es

•

www.tp-ir.pl

•

www.orange-business.com

appendix 6: glossary

ARPU – Home Communication Services

Average annual revenues per line for Fixed Services for Consumers is calculated by dividing the average monthly revenues over the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as monthly revenues per customer.

ARPU – Personal Communication Services

Average annual revenues per user (ARPU) is calculated by dividing the revenues of the network generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenues per customer.

capex

Capital expenditures on tangible and intangible assets excluding telecommunication licenses and investments through finance leases.

commercial expenses

External purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, and rebranding expenses.

comparable basis

Data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, consolidation scope and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortisation

This indicator corresponds to the operating income before depreciation and amortisation and before impairment of goodwill and impairment of non-current assets. In addition to items covered by the Gross Operating Margin (GOM) which was used until 2008, EBITDA includes employee profit sharing and share-based compensation, gains/losses on disposal of assets, restructuring costs and the share of profits/losses of associates.

EBITDA is included as additional information and should not be considered as a substitute for operating income.

EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

emerging markets

Emerging markets include France Telecom operations in the following countries: Botswana, Cameroon, Central African Republic, Côte d’Ivoire, Dominican Republic, Egypt, Equatorial Guinea, Guinea, Guinea-Bissau, Jordan, Kenya, Madagascar, Mali, Mauritius, Mexico, Moldova, Niger, Romania, Senegal, Slovakia, Uganda, Vanuatu and Vietnam.

equipment revenues (Personal Communication Services)

Revenues from equipment include the sale of mobile handsets and accessories.

Internet Everywhere (Personal Communication Services)

Mobile service enabling laptop computers to be connected to the Internet anywhere using a USB flash drive.

mature European markets

Mature European markets include France Telecom operations in the following countries: France, United Kingdom, Spain, Poland, Belgium, Luxembourg and Switzerland.

Multiservice (ADSL)

Multiservice include the Livebox, Voice over IP, digital TV (ADSL and satellite) and related services.

MVNO

Mobile virtual network operator: mobile network operator that uses third party network infrastructures.

naked ADSL

The naked ADSL access offer is aimed at subscribers who do not wish to keep a standard and separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other operators, allowing their customers, especially those residing in areas where total unbundling is unavailable, to dispense with the traditional telephony subscription.

network revenues (Personal Communication Services)

Network revenues represent the revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO).

number of employees (active employees at end-of-period)

Number of people working on the last day of the period, including both permanent and fixed-term contracts.

operating expenses

They include the following:

-

labour expenses;

-

purchases from and fees paid to carriers;

-

other network expenses and IT costs: operation and technical maintenance outsourcing, IT expenses;

-

property, overheads and other expenses;

Other expenses include equipment costs, call centre outsourcing expenses, capitalised production of goods and services, restructuring costs, gains or losses on disposals of assets, the share of profits/losses of associates and other operating expenses.

Other operating expenses include taxes, provisions and losses on accounts receivable, other expenses and changes in provision.  Other operating expenses are reported net of other operating income;

-

commercial expenses (see below) and content purchases.

organic cash flow

Net cash flow from operations less acquisitions of tangible and intangible assets (net of changes in accounts payable), plus proceeds from disposals of tangible and intangible assets. France Telecom uses organic cash flow as an operating performance indicator to measure the cash generated by operations, excluding acquisitions of equity investments (net of cash acquired) and excluding proceeds from disposals of equity investments (net of cash sold).

revenues from data services (Personal Communication Services)

Revenues from data services are network revenues excluding voice revenues and revenues from MVNOs. They include revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer for purchases of content.

roaming

Use of a mobile telephone service on the network of an operator other than that of the subscriber.

SIM card (Personal Communication Services)

Subscriber Identity Module. Micro-chip memory card containing all of the subscription features and that validates access to various mobile services from any GSM handset.

SMS (Short Message Service)

Communication service for short written messages sent on mobile telephone handsets and networks.

subscriber acquisition costs (Personal Communication Services)

The acquisition cost per customer is the total of the acquisition costs for the handsets sold and the commissions paid to the distributors, less revenues from the sale of the handsets, for each new customer.

subscriber retention costs (Personal Communication Services)

Retention costs per customer equal the total of the acquisition costs for the handsets sold and the commissions paid to the distributors, minus revenues from the sale of handsets, for each customer renewing his of her contract.

wholesale line rental in France – WLR

By supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third party operators to market a global narrowband fixed telephony offer. The WLR offer is a service and does not constitute an offer to provide the third party with direct access to France Telecom’s network and equipment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 29, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer